wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

8 May 2007

VIA COURIER

07023447

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 27 March 2007 and 8 May 2007 (inclusive)

- Notifications in relation to voting rights and capital
- Company secretary change
- Block listing six monthly return
- Notifications of results for the first quarter ended 1 April 2007

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) – Return of allotments of shares on exercise of share options
- Form 288a – Appointment of director or secretary
- Form 288b – Terminating appointment of director or secretary

3. Documents submitted to the Financial Services Authority

None during the period

RECEIVED
2007 MAY 11 A 10:-?
[illegible] OFFICE OF [illegible] CORPORATE [illegible]

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	22	03	2007	28	03	2007

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,354	1,185	25,000
Nominal value of each share	0.1 PENCE	0.1 PENCE	0.1 PENCE
Amount (if any) paid or due on each share (including any share premium)	204.5 PENCE	173.25 PENCE	15 PENCE

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CRAIG MURRAY Address: 14 PARK LANE, WHITBURN, WEST LOTHIAN UK Postcode: EH47 8NH	ORDINARY	499
Name(s): FIONA MURDOCH Address: 5/2 BRUNTSFIELD GARDENS, EDINBURGH UK Postcode: EH10 4DX	ORDINARY	1,874
Name(s): ANNE BARCLAY Address: THE SHIELING, BANK STREET, SLAMANNAN, FALKIRK UK Postcode: FK1 3BA	ORDINARY	166
Name(s): STEVEN M'LEOD Address: 27/8 SOUTHHOUSE PLACE, EDINBURGH UK Postcode: EH17 8FG	ORDINARY	25,000
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 28/3/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC089839

Company name in full: WOLFSON MICROELECTRONICS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	29	03	2007	29	03	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	10,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	20 PENCE		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): STEVEN MCLEOD Address: 27/8 SOUTHHOUSE PLACE, EDINBURGH UK Postcode EH17 8FG	ORDINARY	10,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/3/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Regulatory Announcement

Go to market news section

RECEIVED
2007 MAY 11 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting Rights and Capital
Released	12:25 30-Mar-07
Number	0953U

RNS Number:0953U
Wolfson Microelectronics PLC
30 March 2007

Edinburgh, 30th March 2007

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 117,307,786 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 117,307,786.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Fiona Murdoch, Company Secretary

0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	07:01 10-Apr-07
Number	5647U

RNS Number:5647U
Wolfson Microelectronics PLC
10 April 2007

10 April 2007

Wolfson Microelectronics plc

Notification of Q1 Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's first quarter results on Wednesday 25 April 2007.

On the day Dave Shrigley, CEO and Mark Cubitt, CFO will be hosting a conference call for analysts at 0930. There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate Change
Released	07:00 12-Apr-07
Number	7259U

RNS Number:7259U
Wolfson Microelectronics PLC
12 April 2007

Edinburgh, 12 April 2007

Wolfson Microelectronics plc

Directorate

Pursuant to Listing Rule 9.6.11, Wolfson Microelectronics plc ("the Company"), a leading supplier of mixed-signal semiconductors for digital consumer electronic products, announces that Mark Cubitt, a director of the Company, has also been appointed Company Secretary of the Company with immediate effect.

Enquiries:

Wolfson Microelectronics
D Shrigley, CEO 0131 272 7000
M Cubitt, CFO

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

	Day	Month	Year
Date of termination of appointment	12	04	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: *Honours etc:

Forename(s): FIONA KATHRYN

Surname: MURDOCH

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed X [signature] **Date** 12/4/07

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Companies House
— for the record —

RECEIVED
2007 MAY 11 A 10:

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	12	04	2007	†Date of Birth			

Appointment form

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: *Honours etc:

Forename(s): MARK

Surname: CUSITT

Previous Forename(s): Previous Surname(s):

††Usual residential address: DUNCRAGGAN HOUSE, 34 AIRTHREY ROAD

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: STIRLING Postcode: FK9 5JS

County / Region: Country: UK

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 12/4/07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director / secretary ~~etc~~ must sign the form below.

Signed [signature] **Date** 12/4/07

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number SC089839

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing Return
Released	10:51 17-Apr-07
Number	9814U

RNS Number:9814U
Wolfson Microelectronics PLC
17 April 2007

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 16 April 2007

Name of applicant: Wolfson Microelectronics plc

Name of scheme: 1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B

Period of return: From: 17 October 2006 To: 16 April 2007

Balance under scheme from previous return: 6,841,583

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: Nil

Number of securities issued/allotted under scheme during period: 1995 Wolfson Microelectronics plc First Executive Share Option Scheme: 25,000

1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: 235,000

2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme: 121,000

2003 Wolfson Microelectronics plc Executive Share Option Scheme A: 244

	2003 Wolfson Microelectronics plc Executive Share Option Scheme B: 109,780 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: 30,190 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: 34,330 Total: 555,544
Balance under scheme not yet issued/allotted at end of period	6,286,039
Number and class of securities originally listed and the date of admission	101,755,315 ordinary shares - 21 October 2003 8,661,000 ordinary shares - 20 April 2005
Total number of securities in issue at the end of the period	117,307,786
Name of contact:	Mark Cubitt
Address of contact:	Westfield House, 26 Westfield Road, Edinburgh EH11 2QB
Telephone number of contact:	0131 272 7000

SIGNED BY Mark Cubitt
Director
for and on behalf of
Wolfson Microelectronics plc

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	First Quarter Results
Released	07:01 25-Apr-07
Number	4667V

RNS Number:4667V
Wolfson Microelectronics PLC
25 April 2007

25 April 2007

Wolfson Microelectronics plc

Results for the first quarter ended 1 April 2007

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the first quarter ended 1 April 2007.

Financial highlights

- Revenues were in line with guidance at $40.2m (Q1 2006: $45.9m)
- Profit before tax amounted to $4.3m (Q1 2006: $10.5m)
- Gross margin improved to 52.9% (Q1 2006: 50.7%; Q4 2006: 52.7%)
- Fully diluted earnings per share of 2.61 cents (Q1 2006: 6.47 cents)
- Net operating cash inflow of $16.8m (Q1 2006: $7.9m)

Operating highlights

- Dave Shrigley appointed Chief Executive Officer on 1 March 2007
- Continued design win momentum in Q1 2007 to drive growth from Q2 2007
- On schedule to launch integrated sound and power management chip and commence initial sales towards the end of 2007
- Good progress with new product development
- Portable audio player segment was the largest contributor to revenues representing 24% of total sales in Q1 2007
- Revenues from mobile handset segment return to sequential growth with sa les up 15.7% compared to Q4 2006 due to increased sales into Korean handset manufacturers
- Sales into TV and automotive segments increase 68% and 49% sequentially albeit from a small base

Commenting on the results, Dave Shrigley, Chief Executive of Wolfson, said: "As previously indicated first quarter revenues were impacted by seasonality, particularly in some key applications compounded by an inventory correction in the global consumer electronics markets.

"Trading conditions in Wolfson's end markets are showing increased activity with initial signs of improvement in the consumer electronic markets. As a result, the Company continues to expect revenue growth to commence from the second quarter.

"With the global market for digital consumer products, in particular for portable applications, continuing to expand with new product launches, an improvement in the inventory cycle and Wolfson's strong design win position, the

Company looks forward to delivering further growth for the full year."

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7929 8989

Dave Shrigley, CEO and Mark Cubitt, Finance Director, will be hosting a conference call to analysts at 0930. UK Dial-in +44 (0)20 7070 5412; US Dial-in +1866 43 27 186. The conference call can also be heard LIVE from 0930 (UK time) via www.wolfsonmicro.com/investor or www.streetevents.com

Replay of conference call a•ailable from 1030 (UK time): +44 (0)20 8196 1998

Overview

Wolfson is pleased to report revenues within the guidance range provided.

Revenues for the first quarter were $40.2m (Q1 2006: $45.9m). Profit before tax amounted to $4.3m (Q1 2006: $10.5m). Fully diluted earnings per share was 2.61 cents compared with 6.47 cents in Q1 2006. Gross margins improved from 50.7% in Q1 2006 to 52.9% in Q1 2007 and slightly ahead of Q4 2006 (52.7%).

As previously indicated at the time of the full year results announcement on 31 January 2007, the Company's revenues in the first quarter reflect seasonality compared with revenues in Q4 2006 as set out in the table below:

	Q1 2007 $000	Q1 2006 $000	Q4 2006 $000
Revenue	40,164	45,898	52,585
Gross profit	21,231	23,256	27,701
Distribution and selling costs	(6,011)	(4,470)	(5,802)
Research and development expenses	(8,679)	(6,416)	(8,332)
Administrative expenses	(3,357)	(2,627)	(2,811)
Operating profit	3,184	9,743	10,756
Net financing income	1,142	788	1,079
Profit before tax	4,326	10,531	11,835
Income tax expense	(1,220)	(2,830)	(3,845)
Profit for the period	3,106	7,701	7,990

The sequential reduction in sales compared with Q4 2006 was primarily due to the expected seasonal drop in demand for portable music players and games consoles. However, sales into the multimedia mobile handset market returned to sequential growth in Q1 2007, increasing this application's share of total revenues. The Company saw continued design win momentum in the quarter.

Operating review

As predicted at the time of the 2006 full year results, Q1 2007 has been impacted by the usual seasonal drop, combined with the inventory correction which we first saw signs of in late Q3 2006. Moving into Q2 2007 we see an increase in activity with initial signs of improvement in the consumer electronic markets.

During Q1 2007, the Company saw continued demand for its products by the world's leading consumer electronic brands, though the revenues reflected the expected seasonal drop primarily in portable music players and games consoles. Revenues in the portable segment were $28.8m (Q1 2006: $32.2m), revenues in the consumer segment were $6.7m (Q1 2006: $8.1m) and revenues from imaging segment were $4.7m (Q1 2006: $5.6m).

As expected the volumes were seasonally lower in the portable audio player segment, however, this segment continues to be the largest contributor to total sales at 24% (Q1 2006: 27%). This reflects the continued demand for our products in most of the popular portable music players.

Wolfson returned to sequential growth in the multimedia mobile handset market, (15.7% up on Q4 2006) due to a combination of increasing its market share with Korean multimedia handsets manufacturers and higher volume production of handsets incorporating the Company's chips. Revenues from the multimedia handset segment accounted for 22% of overall revenues in Q1 2007 (Q1 2006: 19%).

Revenues into satellite navigation systems applications increased by 62.7% compared with Q1 2006 as Wolfson benefited from the increase in demand in this application. Revenues from digital still cameras were 6% lower compared with Q1 2006, but were up 12% sequentially from Q4 2006 reflecting increased penetration in the Japanese markets.

The Company also saw strong growth from flat screen TV (up 79.6% from Q1 2006 and 68.1% from Q4 2006) and sales into the automotive industry continue to increase (up 392.5% from Q1 2006 and 49% from Q4 2006).

Wolfson saw a substantial decline in sales in DVD, games, PC and PDA applications. The decline in these applications and slight decline in revenues from multifunction peripherals contributed to the total sales in Q1 2007 being lower than Q1 2006.

Integrated Sound and Power Management

Good progress has been made in the Company's development of its integrated sound and power management devices. The Company is on schedule to launch the first of these products with initial sales expected in Q4 2007.

Financial Review

Income Statement

Revenue of $40.2m for Q1 2007 represents a decline of 12.5% on Q1 2006 resulting from the industry wide inventory correction previously highlighted at the time of our 2006 results.

Gross margin improved from 50.7% in Q1 2006 to 52.9% in Q1 2007 due to increased yield gains as well as product mix.

Total overheads of $18.0m compares to $16.9m in the previous quarter and $13.5m in Q1 2006. The increase over Q4 2006 is a combination of foreign exchange through sterling strength against the dollar, and higher IFRS share based payment expense. Comparing against Q1 2006 there is the additional impact of the

increased headcount brought on in 2006 to increase the development base of the Company. A reconciliation is included in note 4 analysing the change.

Operating Profit reduced to $3.2m (Q1 2006: $9.7m), a result of the decline in revenues, combined with the higher overheads.

Net financing income of $1.1m is up $0.3m on Q1 2006 and also marginally up on the previous quarter, and is a function of the strong cash position.

The tax charge at 28% is lower than the UK standard rate due to the enhanced R&D tax allowances available. Going forward we expect the rate to remain in the 27% to 28% range.

Cash Flow & Balance Sheet

On 1 April 2007, cash and short term deposits amounted to $103.3m (Q1 2006: $85.6m; Q4 2006: $99.4m) after the $3.2m acquisition of Oligon in January 2007, and $9.8m being utilised in February 2007 to purchase shares to cover option grants.

Inventories continue to be tightly monitored and finished Q1 2007 at $20.5m (Q1 2006: $26.0m; Q4 2006: $22.3m). Inventory and working capital generally will build as we move into Q2 and Q3.

Outlook

Trading conditions in Wolfson's markets are showing increased activity with initial signs of improvement in the consumer electronic markets. As a result, the Company expects revenue growth to commence from the second quarter.

Revenues for second quarter are expected to be in the range of $45m-$50m. Gross margins are anticipated to be between 52% to 53%.

With the global market for digital consumer products, in particular for portable applications, continuing to expand with new product launches, an improvement in the inventory cycle and Wolfson's strong design win position, the Company looks forward to delivering further growth for the full year.

Consolidated income statement
For the period from 1 January 2007 to 1 April 2007

	Notes	Q1 2007 Period from 1 January 2007 to 1 April 2007	Q1 2006 Period from 1 January 2006 to 2 April 2006	Q4 2006 Period from 2 October 2006 to 31 December 2006
		(Unaudited) $'000	(Unaudited) $'000	(Unaudited) $'000
Revenue		40,164	45,898	52,585
Cost of sales		(18,933)	(22,642)	(24,884)
Gross profit		21,231	23,256	27,701
Distribution and selling				

costs		(6,011)	(4,470)	(5,802)
Research and development expenses		(8,679)	(6,416)	(8,332)
Administrative expenses		(3,357)	(2,627)	(2,811)
Operating profit		3,184	9,743	10,756
Financial income		1,457	1,151	1,352
Financial expenses		(315)	(363)	(273)
Net financing income		1,142	788	1,079
Profit before tax		4,326	10,531	11,835
Income tax expense		(1,220)	(2,830)	(3,845)
Profit for the period		3,106	7,701	7,990
Basic earnings per share (cents)	2	2.65	6.81	6.84
Diluted earnings per share (cents)	2	2.61	6.47	6.71

Consolidated statement of recognised income and expense
For the period from 1 January 2007 to 1 April 2007

	Q1 2007 Period from 1 January 2007 to 1 April 2007 (Unaudited) $'000	Q1 2006 Period from 1 January 2006 to 2 April 2006 (Unaudited) $'000	Q4 2006 Period from 2 October 2006 to 31 December 2006 (Unaudited) $'000
Actuarial gain / (loss) on net defined benefit obligations	2,104	1,451	(3,192)
Deferred tax on net defined benefit obligations recognised in equity	(617)	(412)	1,052
Foreign exchange translation differences on net defined benefit obligations	(47)	(75)	(321)

Net income /(expense)recognised directly in equity	1,440	964	(2,461)
Profit for the period	3,106	7,701	7,990
Total recognised income and expense for the period	4,546	8,665	5,529

Consolidated balance sheet
As at 1 April 2007

	Note	As at 1 April 2007 (Unaudited) $'000	As at 2 April 2006 (Unaudited) $'000	As at 31 December 2006 (Audited) $'000
Assets				
Property, plant and equipment		30,629	32,059	31,439
Intangible assets		6,089	626	1,091
Deferred tax assets		3,318	10,126	3,330
Total non-current assets		40,036	42,811	35,860
Inventories		20,492	26,014	22,336
Trade and other receivables		24,871	24,822	25,107
Short-term deposits		67,012	51,075	52,348
Cash and cash equivalents		36,283	34,524	47,077
Total current assets		148,658	136,435	146,868
Total assets		188,694	179,246	182,728
Equity				
Issued capital		196	189	196
Share premium account		56,445	51,408	55,823
Capital redemption reserve		497	497	497
Retained earnings		101,228	81,441	104,475
Total equity attributable to equity holders of the parent	3	158,366	133,535	160,991
Liabilities				
Interest -bearing loans and borrowings		-	14,494	-
Employee benefits		8,344	5,969	10,257
Trade and other payables		470	-	-
Total non-current liabilities		8,814	20,463	10,257
Interest-bearing loans and borrowings		-	880	-
Income tax payable		1,143	2,265	193

Trade and other payables	20,371	22,103	11,287
Total current liabilities	21,514	25,248	11,480
Total liabilities	30,328	45,711	21,737
Total equity and liabilities	188,694	179,246	182,728

Consolidated statement of cash flows
For the period from 1 January 2007 to 1 April 2007

	Period from 1 January 2007 to 1 April 2007	Period from 1 January 2006 to 2 April 2006	Period from 2 October 2006 to 31 December 2006
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities	$'000	$'000	$'000
Profit for the period	3,106	7,701	7,990
Adjustments for:			
Depreciation and amortisation	1,991	1,508	1,951
Foreign exchange losses /(gains)	63	(13)	201
Net financing income	(1,142)	(788)	(1,079)
Equity-settled share-based payment expenses	1,729	599	800
Income tax expense	1,220	2,830	3,845
Operating profit before changes in working capital	6,967	11,837	13,708
Decrease / (increase) in inventories	1,844	(10,090)	5,446
Decrease in trade and other receivables	651	9,726	12,166
Increase / (decrease) in trade and other payables	7,867	(4,787)	(11,409)
Increase in provisions and employee benefits	61	56	81
Cash generated from the operations	17,390	6,742	19,992
Income taxes (paid) / received	(560)	1,177	(1)
Net cash inflow from operating activities	16,830	7,919	19,991
Cash flows from investing activities			
Interest received	820	609	678
Acquisition of property, plant and equipment and			

intangible assets	(1,252)	(1,623)	(3,053)
Acquisition of subsidiary, net of cash acquired	(3,243)	-	-
Amounts placed on short-term deposits	(14,664)	(11,235)	(9,907)
Net cash outflow from investing activities	(18,339)	(12,249)	(12,282)
Cash flows from financing activities			
Proceeds from the issue of share capital	622	872	461
Net purchase of own shares held under trust	(9,828)	(2,360)	(1,014)
Interest paid	(10)	(359)	(14)
Repayment of borrowings and finance lease liabilities	-	(439)	-
Net cash outflow from financing activities	(9,216)	(2,286)	(567)
Net (decrease)/ increase in cash and cash equivalents	(10,725)	(6,616)	7,142
Cash and cash equivalents at start of period	47,077	41,135	40,038
Effect of exchange rate fluctuations on cash held	(69)	5	(103)
Cash and cash equivalents at end of period	36,283	34,524	47,077
Cash and cash equivalents at end of period	36,283	34,524	47,077
Short-term deposits at end of period	67,012	51,075	52,348
Total cash and short-term deposits at end of period	103,295	85,599	99,425

Notes to the quarter one 2007 financial information

1 Basis of preparation

The financial information set out above contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the period from 1 January 2007 to 1 April 2007. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information is prepared on the historical cost basis and is presented in US Dollars, rounded to the nearest thousand.

The financial information set out above does not constitute the Company's statutory accounts. Statutory accounts for the year ended 31 December 2006, which were prepared under International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain

statements under section 237(2) or (3) of the Companies Act 1985.

The financial information for the Group for quarter 1 2007 and previous quarters, as shown, has been prepared in accordance with the accounting policies as set out in Note 1 to the consolidated financial statements in the Annual Report and Accounts for the year ended 31 December 2006.

2 Earnings per share

	Q1 2007 Period from 1 January 2007 to 1 April 2007 $000	Q1 2006 Period from 1 January 2006 to 2 April 2006 $000	Q4 2006 Period from 2 October 2006 to 31 December 2006 $000
Profit for the period attributable to equity shareholders (basic and diluted)	3,106	7,701	7,990
	cents	cents	cents
Basic earnings per share	2.65	6.81	6.84
Diluted earnings per share	2.61	6.47	6.71

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	Q1 2007 Period from 1 January 2007 to 1 April 2007 No. of shares	Q1 2006 Period from 1 January 2006 to 2 April 2006 No. of shares	Q4 2006 Period from 2 October 2006 to 31 December 2006 No. of shares
Issued ordinary shares at start of period	117,082,873	112,414,560	116,752,242
Effect of shares issued during the period from exercise of employee share options	90,256	690,471	29,643
Weighted average number of ordinary shares at end of period - for basic earnings per share	117,173,129	113,105,031	116,781,885
Effect of share options in issue	1,940,473	5,992,277	2,256,880
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,113,602	119,097,308	119,038,765

Basic earnings per share

The calculation of basic earnings per share for the period from 1 January 2007

to 1 April 2007 was based on the profit attributable to equity shareholders of $3,106,000 (for the period from 1 January 2006 to 2 April 2006: $7,701,000 and for the period from 2 October 2006 to 31 December 2006: $7,990,000) and a weighted average number of ordinary shares outstanding during the period from 1 January 2007 to 1 April 2007 of 117,173,129 (for the period from 1 January 2006 to 2 April 2006 : 113,105,031 and for the period from 2 October 2006 to 31 December 2006: 116,781,885), calculated as shown above.

Diluted earnings per share

The calculation of diluted earnings per share for the period from 1 January 2007 to 1 April 2007 was based on the profit attributable to equity shareholders of $3,106,000 (for the period from 1 January 2006 to 2 April 2006: $7,701,000 and for the period from 2 October 2006 to 31 December 2006: $7,990,000) and a weighted average number of ordinary shares outstanding during the period from 1 January 2007 to 1 April 2007 of 119,113,602 (for the period from 1 January 2006 to 2 April 2006 : 119,097,308 and for the period from 2 October 2006 to 31 December 2006 : 119,038,765), calculated as noted above.

3. Reconciliation of movement in capital and reserves

	Share capital	Share premium	Capital redemption reserve	Retained earnings	Total equity
	$000	$000	$000	$000	$000
Balance at 1 January 2007	196	55,823	497	104,475	160,991
Total recognised income and expense	-	-	-	4,546	4,546
Equity settled transactions, including tax effect	-	-	-	2,035	2,035
Share options exercised by employees	-	622	-	-	622
Company shares acquired by trusts	-	-	-	(9,828)	(9,828)
Balance at 1 April 2007	196	56,445	497	101,228	158,366

4. Explanation of increase in Overheads

	Q107 v Q106 $m	Q107 v Q406 $m
Q106 & Q406 overheads respectively	13.5	16.9
Exchange rate impact	1.2	0.2
Increase in head count	2.2	-
Increase in IFRS2 share based payment expense	1.1	0.9
Q107 Total Overheads	18.0	18.0

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting Rights
Released	10:41 01-May-07
Number	8557V

RNS Number:8557V
Wolfson Microelectronics PLC
01 May 2007

Edinburgh, 1st May 2007

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 117,307,786 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 117,307,786.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END